Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@eversheds-sutherland.com

November 1, 2019

VIA EDGAR

John M. Ganley, Esq., Senior Counsel
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     OFS Credit Company, Inc.
Registration Statement on Form N-2

Dear Mr. Ganley:
On behalf of OFS Credit Company, Inc. (the “Registrant”), we are transmitting herewith for filing under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 a registration statement on Form N-2 (the “Registration Statement”). The Registration Statement relates to the shelf offering of the Registrant’s securities under Rule 415 of the Securities Act.
We hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Registration Statement a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). The disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Registrant’s registration statement on Form N-2 (File Nos. 333-231738 and 811-23299) (the “Prior Registration Statement”) initially filed with the Commission on May 24, 2019 and declared effective on August 5, 2019, except for (i) revisions reflecting the Registrant’s shelf offering of shares of common stock, shares of preferred stock, subscription rights to purchase shares of common stock and debt securities and (ii) revisions reflecting material developments relating to the Registrant since the effective date of the Prior Registration Statement.
The Registrant acknowledges that pursuant to Instruction I.B.6 of Form S-3, upon which registered investment companies such as the Registrant can rely, in no event can the Registrant sell its securities in a public primary offering with a value exceeding more than one-third of its public float in any 12-month period so long as its public float remains below $75.0 million.
Please let us know if you would like a courtesy copy of the Registration Statement. If you have any questions or comments regarding the Registration Statement, please do not hesitate to contact the undersigned at (202) 383-0218 or Vlad Bulkin at (202) 383-0815.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus

cc:    Vlad M. Bulkin

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